DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 www.dlapiper.com Christopher C. Paci Christopher.paci@dlapiper.com
T	212.335.4970
F	212.884.8470

December 24, 2013	OUR FILE NO. 378173-000005

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attention: Barbara C. Jacobs

Re:	Globant S.A. Registration Statement on Form F-l Response dated October 29, 2013 File No. 333-190841

Dear Ms. Jacobs:

This letter is submitted on behalf of Globant S.A. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1, publicly submitted on August 27, 2013, as amended on September 27, 2013 (the “Registration Statement”), as set forth in your letter dated November 18, 2013 addressed to Martin Migoya, Chief Executive Officer of the Company (the “Comment Letter”).

In preparing the following responses to the Comment Letter, the Company has considered the views expressed by the Staff during a conference call with the Staff on December 16, 2013.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

Note 4 – Accounting Policies

4.2 – Cash and cash equivalents, page F-64

1.	We have reviewed your responses to prior comment 1 from our letter dated October 11, 2013 and prior comment 8 from our letter dated September 11, 2013. It remains unclear to us that the BODEN should be classified as a cash equivalent as defined in IAS 7. Please address the following:

•	We note that paragraph 7 of IAS 7 states that for an investment to qualify as a cash equivalent it must be subject to an insignificant risk of change in value. Given your disclosures on page 62, that the rate of exchange between the Argentine peso and the U.S. dollar may increase or decrease in the future, and legislative, judiciary, and administrative changes or interpretations may be forthcoming, it is unclear how the BODEN comply with this requirement. In this regard, tell us why you believe that the Boden have insignificant risk of change in value regardless of the materiality of any changes in fair value. Please advise.

United States Securities and Exchange Commission

December 24, 2013

RESPONSE: The Company noted to the Staff during the December 16, 2013 conference call that even though the BODEN would be subject to an other than insignificant risk if held as an investment for the mid- or long-term, the Company considered the BODEN to be subject to an insignificant risk of changes in value during the period they were held as part of the Company’s cash management strategy due to (i) the very short period of time they are held by the Company for its specific use as a cash source (15 days on average, being the time required to complete the process of liquidating the BODEN after the transfer between the respective brokers of the Company’s US and Argentine subsidiaries), (ii) the highly liquid market for the trading of BODEN in the Argentine debt market and absence of restrictions on the sale of the BODEN in that market, (iii) the fact that the historical changes in value from January 1, 2013 (the date the Company started engaging in the transactions with BODEN) through June 30, 2013 did not reflect the existence of such a risk, and (iv) the fact that the Company assesses the risk of changes in value at the moment of each acquisition of BODEN by considering, among others, legislative, judiciary and administrative changes in the Argentine economic environment that could affect the BODEN quotation in the Argentine market.

However, the Company also acknowledges to the Staff that:

o	even though the net changes in fair value of the BODEN have not been significant in the six months ended June 30, 2013, certain variations in fair value occurred within that period could imply an increased volatility of the BODEN, resulting in other than insignificant risk of changes in value; and

o	even though the Company holds the BODEN for a very short period of time (i.e., less than 30 days), considering that the BODEN are an Argentine sovereign bond subject to the effects of Argentine legislative, regulatory and judicial changes or interpretations, the BODEN have an inherent risk of changes in value that could result in other than insignificant risk.

•	Please tell us the maturity date of the BODEN. In this regard, we note paragraph 7 of IAS 7 states an investment normally qualifies as a cash equivalent only when its maturity is three months or less from the date of acquisition.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the maturity date of the BODEN is October 2015. In addition, the Company respectfully notes that it construed the referenced sentence in IAS 7.7 as merely identifying an additional factor to be considered in determining whether an instrument should be classified as cash and cash equivalents. In particular, the Company interpreted the use of the words “normally qualifies” in the referenced sentence in paragraph 7 of IAS 7 as not precluding classification as cash and cash equivalents if the Company could demonstrate that the main purpose of the transactions with BODEN is for cash management despite the BODEN having a maturity exceeding three months.

The Company has now considered in its analysis the views expressed by the Staff during the December 16, 2013 conference call as to the Staff’s interpretation of the referenced sentence in IAS 7.7, in particular, that even though the Company utilizes the BODEN transactions as part of its cash management strategy, it also has benefited from gains on those transactions resulting from the remeasurement difference generated by acquiring the BODEN in the US market and valuing them at the quotation in their principal market (Argentine market). Also, the Company has reviewed additional IFRS guidance on IAS 7 designed to eliminate diversity in practice and avoid different interpretations of the current standard. Based on the foregoing, the Company has reconsidered its previous analysis concerning the guidance as to maturity in IAS 7.7 and has decided to reclassify the BODEN from cash and cash equivalents to investments for purposes of balance sheet classification.

United States Securities and Exchange Commission

December 24, 2013

•	If the BODEN do not meet the requirement to be classified as a cash equivalent, please provide us with the potential impact on investing activities in the statement of cash flows on a gross basis.

RESPONSE: As anticipated by the Company to the Staff during a conference call held on December 20, 2013, the Company respectfully informs the Staff that it intends to restate in accordance with IAS 8 its unaudited consolidated interim financial statements for the six months ended June 30, 2013 to reflect the classification of the BODEN on its consolidated balance sheet as investments and report its transactions with BODEN in investing activities on a gross basis in the consolidated statement of cash flows (the “Restated June 30, 2013 Financial Statements”). The Restated June 30, 2013 Financial Statements will include the required disclosures provided in IAS 8.49 for correction of prior period errors. The Company intends to file an amendment to the Registration Statement containing the Restated June 30, 2013 Financial Statements on or before January 10, 2014. When the Company updates the Registration Statement to include its audited consolidated financial statements as of and for the fiscal year ended December 31, 2013, it will, consistent with the Staff’s statements made at the 2011 AICPA National Conference on Current SEC and PCAOB Matters, remove the Restated June 30, 2013 Financial Statements and related IAS 8 disclosures from the Registration Statement.

•	If you believe that you would qualify reporting these transactions on a net basis, please provide us with your analysis. Refer to paragraphs 22 through 23A of IAS 7.

RESPONSE: In response to the Staff’s comment, the Company notes that, when it presents the Restated June 30, 2013 Financial Statements in its next amendment to the Registration Statement, the Company will report the transactions with the BODEN on a gross basis. Accordingly, the Company respectfully advises the Staff that a response to this portion of the Staff’s comment is not required.

•	Please provide us with the breakout of the gain on transaction with bonds for the six months ended June 30, 2013 between the change in fair value of the BODEN and the translation adjustment between the Argentine peso and the U.S. dollar.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff as follows:

o	the net gain recorded in the Company’s consolidated statement of profit or loss and other comprehensive income for the six months ended June 30, 2013 from changes in fair value of the BODEN was $0.06 million (or 0.3%); and

o	the net gain recorded in the Company’s consolidated statement of profit or loss and other comprehensive income for the six months ended June 30, 2013 arising from the translation adjustment between the Argentine peso and the U.S. dollar in the remeasurement process was $11.3 million.

The total amount acquired of BODEN in such period was $30.7 million.

United States Securities and Exchange Commission

December 24, 2013

If you have any questions concerning the above matters, please contact the undersigned at (212) 335-4970.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci
Partner

Enclosures

cc:	Martin Migoya
Alejandro Scannapieco
S. Todd Crider
John Haley